Exhibit 16.1

Tel: 509-747-8095	601 W. Riverside Ave., Suite 900
Fax: 509-747-0415	Spokane, WA 99201-0611
www.bdo.com

May 11, 2011

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on May 9, 2011, to be filed by our former client, Sterling Financial Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP
BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.